Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 25, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Holdings LLC Amendment No. 3 to Registration Statement on Form S-1 Filed August 5, 2011 File No. 333-173671

Dear Ms. Long:

On behalf of Momentive Performance Materials Holdings LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 17, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 4.

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has updated the Registration Statement to comply with Rule 3-12 of Regulation S-X.

***

Pamela Long, August 25, 2011 – Page 2

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3458 or (212) 492-0458 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Gregory A. Ezring, Esq.
Gregory A. Ezring, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Holdings LLC
William B. Kuesel, Esq., O’Melveny & Myers LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP